UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             SCHEDULE 13D (AMENDED)

                    Under the Securities Exchange Act of 1934



                      TEDA TECHNOLOGIES INTERNATIONAL, INC.
                 (formerly Express Investments Associates, Inc.)
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                Antoine M. Devine
                                 Foley & Lardner
                         One Maritime Plaza, Sixth Floor
                         San Francisco, California 94111
                                 (415) 434-4484
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
     Richard Wang

2    Check The Appropriate Box If a Member of a Group            (a) [X]
                                                                 (b) [ ]

3    SEC Use Only

4    Source of Funds: PF

5    Check Box if Disclosure of Legal  Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6    Citizenship or Place of Organization
     Canada

                         7    Sole Voting Power
                              202,667 shares

Number of
Shares                   8    Shared Voting Power
Beneficially                  0 shares
Owned By
Each Reporting           9    Sole Dispositive Power
Person With                   202,667 shares

                         10   Shared Dispositive Power
                              0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     202,667 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                  [ ]

13   Percent of Class Represented By Amount in Row (11)
     20.26%

14   Type of Reporting Person
     IN

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
     Jun Zhou

2    Check The Appropriate Box If a Member of a Group            (a) [X]
                                                                 (b) [ ]

3    SEC Use Only

4    Source of Funds:  PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6    Citizenship or Place of Organization
     China

                         7    Sole Voting Power
                              202,667 shares

Number of
Shares                   8    Shared Voting Power
Beneficially                  0 shares
Owned By
Each Reporting           9    Sole Dispositive Power
Person With                   202,667 shares

                         10   Shared Dispositive Power
                              0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                  202,667 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                  [ ]

13   Percent of Class Represented By Amount in Row (11)
     20.26%

14   Type of Reporting Person
     IN

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
     Peng Chen

2    Check The Appropriate Box If a Member of a Group            (a) [X]
                                                                 (b) [ ]

3    SEC Use Only

4    Source of Funds:  PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6    Citizenship or Place of Organization
     China

                         7    Sole Voting Power
                              202,666 shares

Number of
Shares                   8    Shared Voting Power
Beneficially                  0 shares
Owned By
Each Reporting           9    Sole Dispositive Power
Person With                   202,666 shares

                         10   Shared Dispositive Power
                              0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     202,666 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                  [ ]

13   Percent of Class Represented By Amount in Row (11)
     20.26%

14   Type of Reporting Person
     IN

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
     Jingfeng Hu

2    Check The Appropriate Box If a Member of a Group            (a) [X]
                                                                 (b) [ ]

3    SEC Use Only

4    Source of Funds:  PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6    Citizenship or Place of Organization
     China

                         7    Sole Voting Power
                              392,000 shares

Number of
Shares                   8    Shared Voting Power
Beneficially                  0 shares
Owned By
Each Reporting           9    Sole Dispositive Power
Person With                   392,000 shares

                         10   Shared Dispositive Power
                              0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     392,000 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                  [ ]

13   Percent of Class Represented By Amount in Row (11)
     39.2%

14   Type of Reporting Person
     IN

Item 1.  Security and Issuer

This Amended Schedule 13D is being filed jointly by Richard Wang, Jun Zhou, Peng Chen and Jingfeng Hu (collectively, the "Group") and relates to the common stock, $.0001 par value ("Common Stock"), of TEDA Technologies International, Inc. (formerly Express Investments, Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer is 8980 Fraserwood Court, Unit 10, Burnaby, British Columbia, Canada V5J 5H7. The Amended joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

Item 2.  Identity and Background

(a)-(c) Mr. Richard Wang is filing this statement with respect to the shares of Common Stock beneficially owned by Mr. Wang. Mr. Wang's principal employment is in the high technology and manufacturing industry; his address is #2 - 7051 Ash Crescent, Vancouver, British Columbia, Canada V6P 3K6.

Mr. Peng Chen is filing this statement with respect to the shares of Common Stock beneficially owned by Mr. Chen. Mr. Chen's principal employment is in manufacturing and trading; his address is 221 - 1465 Parkway Boulevard, Coquitlam, British Columbia, Canada V3E 3E6.

Ms. Jingfeng Hu is filing this statement with respect to the shares of Common Stock beneficially owned by Ms. Hu. Ms. Hu's principal employment is in electronic development and manufacturing; her address is 208 Ma Chang Road, Building A, Unit 5, No. 801, Tian Jiao Garden, Hexi District, Tianjin, China 300042.

Mr. Jun Zhou is filing this statement with respect to the shares of Common Stock beneficially owned by Mr. Zhou. Mr. Zhou's principal employment is investments and shipping; his address is A-12-B, The Mansion of Triumphal Arch, 66 Nanjing Road, Hexi District, Tianjin, China 300042.

(d) During the past five years, no member of the Group been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Zhou, Mr. Chen and Ms. Hu are citizens of China. Mr. Wang is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended to date by Mr. Wang to acquire the 202,667 shares of Common Stock he holds in his name is $22,800. Such funds were provided from Mr. Wang's personal funds.

The amount of funds expended to date by Mr. Zhou to acquire the 202,667 shares of Common Stock he holds in his name is $22,800. Such funds were provided from Mr. Zhou's personal funds.

The amount of funds expended to date by Mr. Chen to acquire the 202,666 shares of Common Stock he holds in his name is $22,800. Such funds were provided from Mr. Chen's personal funds.

The amount of funds expended to date by Ms. Hu to acquire the 392,000 shares of Common Stock she holds in her name is $44,100. Such funds were provided from Ms. Hu's personal funds.

Item 4.  Purpose of Transaction

The parties filed an original form 13D on February 6, 2001 reflecting their original arrangements. Such arrangement was subsequently renegotiated by all of the parties - resulting in an amended form 13D being re-filed at this time.

The purpose of the acquisition of the shares of Common Stock by the members of the group is to continue to search for a merger or acquisition with a company that is seeking to become a reporting company under the Securities Exchange Act of 1934. Previous management resigned from the company and Mr. Zhou is now
Chairman and President, Mr. Chen is Vice Chairman, Mr. Wang is the Chief Operating Officer and Secretary and Ms. Hu is a director.

The Bylaws were amended to change the maximum number of directors from five to six.

Item 5.  Interest in Securities of the Issuer

The percentages used in this amended Schedule 13D are calculated based upon the 1,000,000 outstanding shares of Common Stock, reported on the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2000. As of the close of business on September 18, 2001, the Group owned beneficially an aggregate of 1,000,000 shares of the Issuer's Common Stock.

(A)  Mr. Richard Wang

     (a)  Aggregate number of shares  beneficially  owned:  202,667  Percentage:
          20.26%

     (b)  1. Sole power to vote or to direct vote: 202,667
          2. Shared power to vote or to direct vote: 0
          3. Sole power to dispose or to direct the disposition: 202,667
          4. Shared power to dispose or to direct disposition: 0

     (c) On February 6, 2001, Mr. Wang originally reported that he had purchased 300,000 shares of Common Stock of the Issuer at price of $0.1125 per share for a total cost of $33,750. The transaction was subsequently re-negotiated with the net effect that Mr. Wang has purchased 202,667 shares of Common Stock at a price of $.1125 per share for a total cost of $22,800.

(B)  Mr. Jun Zhou

     (a)  Aggregate number of shares  beneficially  owned:  202,667  Percentage:
          20.26%

     (b)  1. Sole power to vote or to direct vote: 202,667

          2. Shared power to vote or to direct vote: 0
          3. Sole power to dispose or to direct the disposition: 202,667
          4. Shared power to dispose or to direct disposition: 0

     (c) On February 6, 2001, Mr. Zhou originally reported that he had purchased 300,000 shares of Common Stock of the Issuer at price of $0.1125 per share for a total cost of $33,750. The transaction was subsequently re-negotiated with the net effect that Mr. Zhou purchased 202,667 shares of Common Stock at a price of $.1125 per share for a total cost of $22,800.

(C)  Mr. Peng Chen

     (a)  Aggregate number of shares  beneficially  owned:  202,666  Percentage:
          20.26%

     (b)  1. Sole power to vote or to direct vote: 202,666
          2. Shared power to vote or to direct vote: 0
          3. Sole power to dispose or to direct the disposition: 202,666
          4. Shared power to dispose or to direct disposition: 0

     (c) On February 6, 2001, Mr. Chen originally reported that he had purchased 300,000 shares of Common Stock of the Issuer at price of $0.1125 per share for a total cost of $33,750. The transaction was subsequently re-negotiated with the net effect that Mr. Chen purchased 202,666 shares of Common Stock at a price of $.1125 per share for a total cost of $22,800.

(D)  Ms. Jingfeng Hu

     (a)  Aggregate number of shares  beneficially  owned:  392,000  Percentage:
          39.2%

     (b)  1. Sole power to vote or to direct vote: 392,000
          2. Shared power to vote or to direct vote: 0
          3. Sole power to dispose or to direct the disposition: 392,000
          4. Shared power to dispose or to direct disposition: 0

     (c) On February 6, 2001, Ms. Hu originally reported that she had purchased 100,000 shares of Common Stock of the Issuer at price of $0.1125 per share for a total cost of $11,250. The transaction was subsequently re-negotiated with the net effect that Ms. Hu purchased 392,000 shares of Common Stock at a price of $.1125 per share for a total cost of $44,100.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Joint Filing Agreement filed as Exhibit 1 to this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        No.               Description
        ---               -----------
        1                 Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 18, 2001


By: /s/ Richard Wang                        By: /s/ Peng Chen
    -----------------------                     ----------------------
    Richard Wang                                Peng Chen

By: /s/ Jun Zhou                            By: /s/ Jingfeng Hu
    -----------------------                     ----------------------
    Jun Zhou                                    Jingfeng Hu